SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 1)

Morphic Holding, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

61775R105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Polaris Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,953,960 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,953,960 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,953,960 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PP VII (as defined in Item 2(A) below). PMC VII (as defined in Item 2(A) below), the general partner of PP VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 36,961,618 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2021, as filed with the United States Securities and Exchange Commission on November 4, 2021 (the “Form 10-Q”).

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Polaris Entrepreneurs’ Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 136,691 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 136,691 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,691 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PEF VII (as defined in Item 2(a) below). PMC VII, the general partner of PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 36,961,618 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Form 10-Q.

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Polaris Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,090,651 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,090,651 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,651 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (2)
12	TYPE OF REPORTING PERSON OO

(1)

1,953,960 of such shares are held of record by PP VII and 136,691 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 36,961,618 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Form 10-Q.

CUSIP #61775R105

1	NAME OF REPORTING PERSONS David Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,090,651 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,090,651 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,651 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)

1,953,960 of such shares are held of record by PP VII and 136,691 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 36,961,618 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Form 10-Q.

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Brian Chee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,090,651 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,090,651 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,651 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)

1,953,960 of such shares are held of record by PP VII and 136,691 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 36,961,618 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Form 10-Q.

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Amir Nashat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,090,651 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,090,651 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,651 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)

1,953,960 of such shares are held of record by PP VII and 136,691 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 36,961,618 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Form 10-Q.

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Bryce Youngren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,090,651 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,090,651 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,090,651 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (2)
12	TYPE OF REPORTING PERSON IN

(1)

1,953,960 of such shares are held of record by PP VII and 136,691 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 36,961,618 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Form 10-Q.

SCHEDULE 13G

CUSIP #61775R105

Introductory Note.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on February 12, 2020 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

ITEM 4. OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 36,961,618 shares of the Issuer’s Common Stock outstanding as of November 1, 2021, as reported on the Issuer’s Form 10-Q filed with the Commission on November 4, 2021.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2021:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

CUSIP #61775R105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

POLARIS PARTNERS VII, L.P.

By:	Polaris Management Co. VII, L.L.C.

By:	*
Authorized Signatory

POLARIS ENTREPRENEURS’ FUND VII, L.P.

By:	Polaris Management Co. VII, L.L.C.

By:	*
Authorized Signatory

POLARIS MANAGEMENT CO. VII, L.L.C.

By:	*
Authorized Signatory

BRYCE YOUNGREN

By:	*
Bryce Youngren

DAVID BARRETT

By:	*
David Barrett

BRIAN CHEE

By:	*
Brian Chee

AMIR NASHAT

By:	*
Amir Nashat

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[*This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]